UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40764

Wag! Group Co.

(Exact name of registrant as specified in its charter)

2261 Market St., Suite 85056

San Francisco, California

Telephone: (707) 324-4219

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

Warrants to purchase common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On July 21, 2025, the registrant Wag! Group Co. (the “Company”) and certain of its wholly owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). By order entered on August 29, 2025, the Bankruptcy Court confirmed the chapter 11 plan of liquidation of the Debtors (the “Plan”). On September 1, 2025, the Plan was substantially consummated and the common stock and all other equity interests in the Company were canceled and extinguished as of such date. In connection with the Plan, 1,000 shares of common stock, representing 100% of the equity in the reorganized Company were issued to the sole secured creditor of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Wag! Group Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 29, 2025	Wag! Group Co.

	By:	/s/ Alec Davidian
Name: Alec Davidian
Title: Chief Financial Officer (Principal Financial and Accounting Officer)